Exhibit 99.1

Cummins Westport Inc. and Cummins India Ltd. Announce Order for 3,125
 Natural Gas Engines

October 15, 2008

VANCOUVER, BC – Cummins Westport Inc. (“CWI”), a leading provider of high-performance, alternative fuel engines for the global market, and Cummins India Ltd. (“CIL”) announced today that the Delhi Transport Corporation (“DTC”) has ordered 3,125 natural gas buses equipped with CWI’s B Gas Plus engines. The 230 horsepower B Gas Plus engines, powered by compressed natural gas (CNG), are licensed by CWI and manufactured by CIL.

“We are delighted that DTC, already one of the world’s leading eco-friendly transit fleets, has selected CWI in their continuing contribution towards cleaning up the environment of the nation’s capital in India. This order of over 3,000 engines, our single largest to date, highlights both the quality of our products and our efforts to make our clean burning, natural gas engines available around the world,” said Guan Saw, CWI’s President. “Our natural gas engines provide significant benefits to consumers facing global concerns around energy security and high fuel prices. The economic benefits are equally matched by the positive environmental benefits by reducing harmful emissions such as particulate matter (PM) and oxides of nitrogen (NOx).”

“We are excited about providing dependable, fuel efficient, environmentally friendly solutions in India.  The B Gas Plus engine is a great example of this,” said Anant Talaulicar, CIL Chairman and Cummins Vice-President.

According to NGVAmerica, the New Delhi Natural Gas Vehicle Program has halved the air pollution in comparison to ten years ago.  Approximately 60,000 auto rickshaws in New Delhi, India were required to convert to compressed natural gas (CNG) for fuel.  A decade later, the government has issued a report hailing the success of the program, showing that, while the number of vehicles on the road has doubled, the pollution rate has halved.  Outside of New Delhi, ten other major Indian cities also have aggressive natural gas vehicle conversion programs.  As a result, the amount of petroleum used in the country has been cut dramatically from projected levels—a significant and cost-saving achievement for a country that has to import 70% of its diesel and gasoline.

About Cummins India Limited

Cummins India Limited, headquartered in Pune since 1962, is the country's leading manufacturer of diesel and natural gas engines for power generation, industrial and automotive markets.  Cummins India Limited is the largest among the Cummins affiliated companies in India.

About the Delhi Transport Corporation (DTC)

Delhi Transport Corporation (DTC) is one of the main public transport operators of Delhi and operates over 3,000 CNG buses on 773 routes throughout Delhi and surrounding areas.  Delhi operates one of the largest CNG bus fleets in the world. Air quality in New Delhi has improved dramatically since a Supreme Court order in 2002 mandated the city’s entire bus fleet to convert to cleaner-burning CNG.

About Cummins Westport Inc.

Cummins Westport Inc. manufactures and sells the world's widest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses.  CWI is a joint venture of Cummins Inc. (NYSE:CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Innovations Inc. (NASDAQ: WPRT / TSX: WPT), a leading developer of technologies that allow engines to operate on clean-burning fuels such as natural gas, hydrogen, and hydrogen-enriched natural gas (HCNG). www.cumminswestport.com

Note: This document contains forward-looking statements about Cummins Westport’s business, operations, technology development or to the environment in which it operates, which are based on Cummins Westport’s estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Cummins Westport’s control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Cummins Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Inquiries:

Cummins Westport Inc. / Westport Innovations Inc.
Darren Seed
Director, Investor Relations
Phone: 604-718-2046
Email: invest@westport.com
Web: www.westport.com

Cummins Inc.
Mark Land
Public Relations Director
Phone: 317-610-2456
Email: mark.d.land@Cummins.com
Web: www.cummins.com